TEVA ANNOUNCES LAUNCH OF AUTHORIZED GENERIC OF MINASTRIN® 24 FE (NORETHINDRONE ACETATE
AND ETHINYL ESTRADIOL TABLETS AND FERROUS FUMARATE TABLETS) IN THE UNITED STATES

Jerusalem, March 16, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced the launch of the Authorized Generic of Minastrin® 24 Fe (norethindrone acetate and ethinyl estradiol tablets and ferrous fumarate tablets) 1 mg/20 mcg in the U.S.

The Authorized Generic of Minastrin® 24 Fe is an estrogen/progestin combined oral contraceptive indicated for use by women to prevent pregnancy.

This Authorized Generic of Minastrin® 24 Fe adds to Teva’s existing portfolio of more than 50 oral contraceptives. In the U.S., one of every two oral contraceptive prescriptions is filled with a product marketed by Teva.

With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Minastrin® 24 Fe had annual sales of approximately $361 million in the U.S. according to IMS data as of December 2016.3

About the Authorized Generic of Minastrin® 24 Fe (norethindrone acetate and ethinyl estradiol tablets and ferrous fumerate tablets)

INDICATIONS AND USAGE
The Authorized Generic of Minastrin® 24 Fe is an estrogen/progestin combination oral contraceptive (COC) indicated for use by females of reproductive age to prevent pregnancy. Efficacy in women with a body mass index (BMI) of more than 35 kg/m2 has not been evaluated.

IMPORTANT SAFETY INFORMATION

WARNING: CIGARETTE SMOKING AND SERIOUS CARDIOVASCULAR EVENTS
Cigarette smoking increases the risk of serious cardiovascular events from combination oral contraceptive (COC) use. This risk increases with age, particularly in women over 35 years of age, and with the number of cigarettes smoked. For this reason, COCs should not be used by women who are over 35 years of age and smoke.

1Minastrin® is a registered trademark of Allergan Pharmaceuticals International Limited.

2IMS Health NPA data as of November 2016.

3 IMS Health NPA data as of December 2016.

Contraindications
the Authorized Generic of Minastrin® 24 Fe is contraindicated in pregnant patients, and those with a high risk of arterial or venous thrombotic diseases, liver tumors (benign or malignant) or liver disease, undiagnosed abnormal uterine bleeding, or breast cancer or other estrogen- or progestin-sensitive cancer, now or in the past.

Warnings and Precautions
Discontinue norethindrone acetate and ethinyl estradiol tablets and ferrous fumarate tablets if a thrombotic event occurs, and at least 4 weeks before and through 2 weeks after major surgery. Norethindrone acetate and ethinyl estradiol tablets and ferrous fumarate tablets should not be started any earlier than 4 weeks after delivery, in women who are not breastfeeding. If jaundice occurs, treatment should be discontinued.

The Authorized Generic of Minastrin® 24 Fe should not be prescribed for women with uncontrolled hypertension or hypertension with vascular disease. Women who are prediabetic or diabetic, should be monitored while using the Authorized Generic of Minastrin® 24 Fe. Alternate contraceptive methods should be considered for women with uncontrolled dyslipidemia. Patients using the Authorized Generic of Minastrin® 24 Fe who have a significant change in headaches or irregular bleeding or amenorrhea should be evaluated.

Adverse Reactions
In the clinical trial for the Authorized Generic of Minastrin® 24 Fe, the most common adverse reactions (incidence 2%) were headache, vaginal candidiasis, nausea, menstrual cramps, breast tenderness, bacterial vaginitis, abnormal cervical smear, acne, mood swings, and weight gain.

Patients should be counseled that COCs do not protect against HIV infection (AIDS) and other sexually transmitted diseases.

Please see full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

other financial risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656
PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7208
	Denise Bradley	United States	(215) 591-8974

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